Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$145,034	$126,933	$108,245	$52,769	$55,596
Add: Fixed charges	100,901	100,518	114,684	74,525	57,247
Total earnings, as defined	$245,935	$227,451	$222,929	$127,294	$112,843

Fixed charges, as defined:
Interest charges	$65,095	$63,912	$71,688	$61,090	$55,261
Interest component of leases	35,806	36,606	42,996	13,435	1,986
Total fixed charges, as defined	$100,901	$100,518	$114,684	$74,525	$57,247
Ratio of earnings to fixed charges	2.4	2.3	1.9	1.7	2.0